AB 3/4

08026484

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67181

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHARLES MORGAN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Wall Street
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul E Taboada 212-495-3210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Yin Shen Co. CPA
(Name – *if individual, state last, first, middle name*)

3150 140th Street, Room 6C (Address) Flushing, (City) NY (State) 11354 (Zip Code)

PROCESSED
MAR 07 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 28 2008
Washington, DC
101

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

TA 3/5

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul E. Taboada, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Charles Morgan Securities, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman and CEO

Title

Notary Public

SPERRY R. YOUNGER
Notary Public, State of New York
No. 01YO6044701
Qualified in New York County
Commission Expires July 10, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHARLES MORGAN SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

December 31, 2007

New York, New York

CHARLES MORGAN SECURITIES, INC.

CONTENTS

Yin Shen Co. CPA
3150 140th Street, Room 6c
New York, New York 11354
Tel: 718-358-7956, Fax: 718-358-1281

Independent Auditor's Report

To Board of Directors
Charles Morgan Securities, Inc.

We have audited the accompanying statement of financial condition of Charles Morgan Securities, Inc. as of December 31, 2007, and the related statements of income, changes in stockholders' capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Charles Morgan Securities, Inc. at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Yin Shen Co. CPA
New York, New York
February 22, 2008

CHARLES MORGAN SECURITIES, INC.

Statement of Financial Condition
December 31, 2007

ASSETS

Cash & cash equivalent	$	235,987
Commission Receivable		8,998
Prepaid expenses		11,943
Clearing deposit		26,746
Property and equipment at net		47,353
Deferred tax assets		89,600
Security deposit		117,188
Total assets	$	537,815

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable	$	45,963
Accrued expense		7,500
Total liabilities		53,463
Stockholders' Equity		
Common stock - non par value,200 shares issued and outstanding		500,000
Additional paid-in capital		250,000
Retained earnings		(265,648)
Total stockholders' equity	$	484,352
Total liabilities and stockholders' equity	$	537,815

The accompanying notes are an integral part of these financial statements

CHARLES MORGAN SECURITIES, INC.

Statement of Income
for the Year Ended December 31, 2007

REVENUES:	
Fee and commissions income	$ 891,839
Investment banking fees	194,281
Net security trading loss	(6,104)
Other Income	45,000
Interest and dividends	15,175
	1,140,191
EXPENSES:	
Compensation and employee benefits	526,780
Commission expense	160,599
Communications	21,617
Clearing and excution	65,681
Occupancy	257,374
Regulatory fees	18,567
Professional fees	57,180
Other expenses	200,642
Total expense	1,308,440
INCOME BEFORE INCOME TAXES	(168,249)
PROVISION FOR INCOME TAXES	-
NET INCOME (LOSS)	$ (168,249)

The accompanying notes are an integral part of these financial statements

CHARLES MORGAN SECURITIES, INC.

Statement of Cash Flows
for the Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		(168,249)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation	11,273	
Accounts and accrued expense payable	3,113	
Clearing deposit	(1,145)	
Deferred revenue	(10,000)	
Prepaid expenses	9,571	
Commission and other receivable	41,002	
Security owned	31,682	
Security deposit	(1,525)	
Total adjustments		83,971
Net cash used in operating activities		(84,278)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture and equipment	(5,161)	
		(5,161)
Net cash used in investing activities		(5,161)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Additional paid in		-
Net cash provided by financing activities		-
INCREASE IN CASH		(89,439)
CASH AT BEGINNING OF THE YEAR		325,426
CASH AT END OF THE YEAR		235,987

The accompanying notes are an integral part of these financial statements

CHARLES MORGAN SECURITIES, INC.

Statement of Changes in Stockholders' Equity
for the Year Ended December 31, 2007

	Capital Stock Common (non par)		Additional Paid-in Capital	Retained Earnings	Treasury Stock - common		Total Stockholders' Equity
	Shares	Amount			Shares	Amount	
Balance at December 31, 2006	200	500,000	250,000	(97,399)	-	-	652,601
Net income(loss)				(168,249)			(168,249)
Changes in Capital	-		-	-	-	-	-
Balance at December 31, 2007	200	500,000	250,000	(265,648)	-	-	484,352

The accompanying notes are an integral part of these financial statements

Charles Morgan Securities, Inc.
Notes to Financial Statements

For the Year Ended December 31, 2007

1. Organization and nature of business

Charles Morgan Securities, Inc. (the Company) is a broker dealer registered with the Securities and Exchange Commission (SEC), and a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corp. (SIPC) The Company engages in (a) investment banking services limited to private placements of debt and equity instruments: (b) corporate investment advisory services, including advice on corporate finance, capital structure, merges and acquisitions, corporate restructuring and introductions to industry professionals: (c) retail sales conducted on a fully disclosed agency basis, including buying and selling of stocks, options and mutual funds. The Company clears its securities transactions on a fully disclosed basis with another broker-dealer. The Company is exempt from SEC customer protect rules. The Company is a New York corporation established on June 20, 2002.

2. Significant Accounting Policies

a. Securities transactions:
The Company records securities transactions, including gains from securities trading and commission revenue and expense, on a trade date basis.

Securities owned consist of publicly traded corporate stocks and are carried at market value with unrealized gains and losses reflected in the Statement of Income (Loss).

b. Property and equipment:
Furniture and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the various classes of depreciable assets.

c. Cash and cash equivalents:
For purpose of statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not hold for sale in the ordinary course of business.

d. Use of estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

e. Concentration of credit risk:
The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or counter-party fails to perform, the Company may sustain a loss if the market value of the security if different from the contract value of the transaction. The Company as a non-clearing broker does not handle any customer funds or securities. The responsibility for processing customer activity rests with the Company's clearing firm.

The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

f. Accounting method
The Company prepares its financial statements on the accrual basis of accounting.

3. Property and equipment:

Property and equipment consists of the following as of December 31, 2007:

Equipment	$ 61,881
Furniture and fixtures	33,157
	95,038
Less: Accumulated depreciation	(47,685)
Net book value	$ 47,353

Depreciation for the year ended December 31, 2007 amounted to $11,273. Fixed assets are depreciated using the straight-line method over the estimated life of the related assets. Estimated lives for equipment are five years and furniture and fixtures is seven years.

4. Compensated absences:

Employees of the Company are entitled to paid vacations, paid sick days and personal days off depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences actually paid to employees.

5. Related party transactions

Commissions were paid during the ended December 31, 2007 in the amount of $144,182 including cash of $112,500 and stocks at value of $31,682. to an entity wholly owned by the Company's shareholder.

6. Deferred income taxes:

Timing differences related to certain income and expense items which are recognized for financial accounting purposes in one period and for tax purposes in another period exist. Deferred income taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company did not include any provision for current year federal, state, or city corporate income taxes, because it has experienced a net operating tax loss in the current period. As of December 31, 2007, the deferred tax asset consists primarily of net operating loss carryforwads which amount to approximately $265,000. These carryforwards will begin to expire at various times commencing in 2025.

7. Commitments and contingencies:

The Company lease office space under a long term operating lease agreement that expires October 2015. The following is a schedule of future minimum rental payments required under this operating lease:

Year Ended December 31,	
2008	$ 230,160
2009	230,160
2010	230,160
2011	230,160
2012	230,160
Thereafter	652,120
Total	$1,802,920

Rental expense was $224,264 for the year ended December 31, 2007.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1, and minimum dollar amount of net capital requirement is $100,000. At December 31, 2007, the Company was in compliance with these regulations. The company's aggregate indebtedness to net capital ratio was 0.25 to 1 and dollar amount exceeds required limit by $116,930.

9. Other expenses

Other expenses included uncollectible management fees from services rendered, in the amount of $35,000. Due to limited historical information from the Company's existing client base, a monthly allowance for bad debts could not be adequately determined until year end.

10. Pension plan

The Company does not adopt any pension plans in 2007.

CHARLES MORGAN SECURITIES, INC.
Supplement Information

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2007

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS form X-17A-5.

SCHEDULE I

CHARLES MORGAN SECURITIES, INC.

Computation of Net capital Under rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2007

NET CAPITAL			
Total stockholders' equity		$	484,352
Deduct stockholders' equity not allowable for net capital			-
Total stockholders' equity qualified for net capital			484,352
Deductions:			
None allowable assets			
Property and equipment, net	(47,353)		
Prepaid expense	(11,943)		
Deferred tax assets	(89,600)		
Security Deposit	(117,188)		(266,084)
			218,268
Net capital before haircuts on securities positions			
Haircuts on securities			
Clearing deposit	(1,337)		(1,337)
NET CAPITAL		$	216,930
AGGREGATE INDEBTEDNESS			
Account payable	45,963		
Accrued expense	7,500		53,463
Total aggregate indebtedness		$	53,463
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
Minimum net capital required:		$	3,564
Minimum dollar required:		$	100,000
Excess net capital		$	116,930
Excess net capital at 1,000% (Net capital - 10% of AI)		$	211,584
Ratio: Aggregate indebtedness to net capital			0.25

CHARLES MORGAN SECURITIES, INC.

Schedule I (cont.)

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2007)			
Net capital, as reported in Company's Part II (unaudited amended) FOCUS report		$	227,587
Adjustments:			
Differerence due to offsetting various assets accounts against related laibilities	(9,319)		
Hair cut on Clearing deposit	(1,337)		
			(10,657)
Net capital per above		$	216,930

Schedule II

CHARLES MORGAN SECURITIES, INC.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2007

The Company is an introducing broker and is exempt from the provision of SEC Rule 15c3-3, Paragraph (k)(2)(ii). The conditions of exemption are being maintained.

Report on Internal Control Structure Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC rule 15c3-3

To Board of Directors
Charles Morgan Securities, Inc.

In Planning and performing our audit of the financial statements of Charles Morgan Securities, Inc. (the Company), for the year ended December 31, 2007, we considered its internal control, including its anti-money laundering measures and procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of express our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computation of aggregate indebtedness and net capital under rule 17a-3(a) (11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any following:

1. Making quarterly securities examinations, counts verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and the procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used for any other purpose.

Yin Shen Co. CPA
New York, New York
February 22, 2008